Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2015

November 9, 2015

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS	1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

OVERVIEW	2

OUTLOOK	5

BASIS OF PRESENTATION	7

SELECTED FINANCIAL INFORMATION	8

FINANCIAL CONDITION	9

SUMMARY OF QUARTERLY RESULTS	10

DISCUSSION OF OPERATIONS	10

LIQUIDITY AND CAPITAL RESOURCES	14

CASH FLOWS BY ACTIVITY	21

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	22

RECENT ACCOUNTING PRONOUNCEMENTS	23

OFF BALANCE SHEET ARRANGEMENTS	24

OUTSTANDING SHARE DATA	24

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	24

RISK FACTORS AND UNCERTAINTIES	25

FURTHER INFORMATION	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya”, the “Corporation”, “we”, “us” or “our”), on a condensed consolidated basis, for the three and nine-month periods ended September 30, 2015. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three and nine-month periods ended September 30, 2015 and with the audited consolidated financial statements and related notes for the year ended December 31, 2014 (the “2014 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2014 Annual MD&A”). The financial statements and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.amaya.com.

For reporting purposes, the Corporation prepares its financial statements in Canadian dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB” and, International Financial Reporting Standards as issued by IASB, “IFRS”). See also “Basis of Presentation” below. Unless otherwise indicated, all dollar (“$”) amounts in this MD&A are expressed in Canadian dollars. References to “EUR” or “€” are to European Euros and references to “USD” or “USD $” are to U.S. dollars. Unless otherwise indicated, all references to a specific “note” refers to the notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three and nine-month periods ended September 30, 2015.

Unless otherwise stated, in preparing this MD&A, we have taken into account information available to us up to November 9, 2015, the date the Corporation’s board of directors approved this MD&A and the unaudited interim condensed consolidated financial statements and related notes for the three and nine-month periods ended September 30, 2015.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the Corporation’s unaudited interim condensed consolidated financial statements and related notes contain certain information that may constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

        Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of Corporation’s Annual Information Form for the year ended December 31, 2014 (the “2014 Annual Information Form”), which is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Corporation’s website at www.amaya.com: the heavily regulated industry in which the Corporation carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2014 Annual Information Form and elsewhere in this MD&A and the 2014 Annual Information Form, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe Amaya’s expectations as of November 9, 2015 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Through its Business-to-Consumer (“B2C”) and, up until July 31, 2015, its Business-to-Business (“B2B”) operations, Amaya focuses on developing, operating and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries and affiliates (collectively, “Rational Group”), which, among other things, currently offer online and mobile real- and play-money poker and other products, including casino, sports betting (also known as sportsbook) and daily fantasy sports, as well as certain live poker tours and events, branded poker rooms in popular casinos in major cities around the world and poker programming for television and online audiences. Until July 31, 2015, Amaya’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. Amaya strives to not only improve and expand upon its current offerings, including its portfolio of what it believes to be high-growth interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers.

B2C

Since the acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”), Amaya’s primary business has been its B2C operations, which currently generates Amaya’s revenues and profits from continuing operations. Based in the Isle of Man and operating globally, Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, Full Tilt, StarsDraft, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands have approximately 97 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos around the world and poker programming created for television and online audiences. In addition to growing its existing real- and play-money poker businesses, Amaya has recently targeted growth of its B2C operations into other online verticals, including casino, sportsbook and daily fantasy sports.

Amaya’s primary brands are PokerStars and Full Tilt, each of which provides a distinct online gaming platform. Currently, the Corporation estimates that the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands.

B2B

Amaya’s B2B business included the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies, and ultimately indirectly to end-users and consumers. Amaya’s B2B solutions were designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which was intended to improve the profitability, productivity, security and brands of the operators. Amaya developed its former portfolio of solutions through both internal development and strategic acquisitions, including Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”), acquired in July 2011, CryptoLogic Ltd. (“CryptoLogic”), acquired in April 2012, Cadillac Jack Inc. (“Cadillac Jack”), acquired in November 2012, and Diamond Game Enterprises (“Diamond Game”), acquired in February 2014, all of which provided technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this MD&A, and as previously announced, Amaya has divested these B2B assets. The fundamental objective of such divestitures was to expedite the Corporation’s overall business strategy and maximize shareholder value. See “Overview—Recent Highlights—B2B Asset Divestitures” below.

Recent Highlights

Set forth below is a general summary of certain recent corporate highlights, developments and announcements. For additional corporate developments and announcements during the year, see the disclosure under the heading “General Development of the Business” in the 2014 Annual Information Form and “Overview—Recent Highlights” in the Corporation’s Management’s Discussion and Analysis for the six-month period ended June 30, 2015.

B2B Asset Divestitures

As previously announced, Amaya explored strategic opportunities resulting in the divestment of its B2B business and used the proceeds to repay a material portion of its outstanding indebtedness and repurchase certain of the Corporation’s common shares (“Common Shares”) pursuant to the 2015 NCIB (as defined below). In furtherance of its B2B assets review and overall business strategy, the Corporation announced the following strategic transactions:

●

the completed sale of Cryptologic to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) and Chartwell to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (together, the “Chartwell/Cryptologic Sale”) on July 31, 2015;

●	the completed sale of Cadillac Jack (the “Cadillac Jack Sale”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE:APO) (“AGS”), on June 1, 2015;

●	the completed spin-off of Diamond Game through the initial public offering (the “Innova Offering”) of common shares of Innova Gaming Group Inc. (TSX: IGG) (“Innova”) on May 5, 2015; and

●	the completed sale of Ongame Network Ltd (“Ongame”) to NYX Gaming Group in the fourth quarter of 2014 (the “Ongame Sale”).

Chartwell/Cryptologic Sale. On July 31, 2015, Amaya announced that it completed the Chartwell/Cryptologic Sale for gross proceeds of approximately $150 million, subject to adjustment, of which $110 million was paid in cash and $40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation used the majority of the cash net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing (as defined below). The NYX Sub Preferred Shares (i) rank in priority to all common shares and any other preferred shares of the NYX Sub outstanding as of the closing in the event of winding-up, dissolution or liquidation of the NYX Sub; (ii) are redeemable for cash at any time at the option of the NYX Sub and are subject to mandatory redemption in the event of any financing completed by NYX Gaming Group or any of its affiliates (until all issued and outstanding NYX Sub Preferred Shares are redeemed), in each case at a price equal to the initial liquidation preference of $40 million, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX Gaming Group ordinary shares at any time after six months from the closing date, in whole or in part, upon 35 days’ advance written notice to the NYX Sub, at the then applicable exchange ratio, which is initially equal to 8 million NYX Gaming Group ordinary shares. The exchange ratio will increase after six months at an initial rate of 3%, followed by 6% every six months from months 12 to 24 and 9% every six months thereafter.

In connection with the Chartwell/Cryptologic Sale, an Amaya subsidiary and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money online casino offering, including on its PokerStars and Full Tilt brands. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of $12 million per year for each of the first three years of the Licensing Agreement.

CJ Sale. On June 1, 2015, Amaya announced that it had completed the sale of Cadillac Jack to AGS for approximately USD $382 million comprising cash consideration of USD $370 million, subject to adjustment, and a USD $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Amaya used the net proceeds from the Cadillac Jack Sale for deleveraging, which included the repayment of the Senior Facility and Mezzanine Facility (each as defined below) on May 29, 2015. The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

Innova Offering. The Innova Offering, which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, closed on May 5, 2015 with Amaya receiving aggregate net proceeds of approximately $34.1 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering and Innova currently holds all of the shares of Diamond Game.

Ongame Sale. Pursuant to a sale and transfer agreement (the “Ongame Sale and Transfer Agreement”), Amaya sold Ongame to NYX Gaming (Gibraltar) Limited, a wholly-owned subsidiary of NYX Gaming Group, for a purchase price equal to the sum of (i) USD $1.00 (paid at the closing), plus (ii) an amount equal to eight times Ongame’s EBITDA (as defined in the Ongame Sale and Transfer Agreement) for the year ending December 31, 2015, less any required working capital adjustments. The purchase price is only payable in 2016 upon determination of such amount based on Ongame’s 2015 year-end EBITDA (as defined in the Ongame Sale and Transfer Agreement), as calculated in accordance with the Ongame Sale and Transfer Agreement. In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At Amaya’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1 million of the unsecured convertible debenture to four individuals and the remaining $9 million to Rational Group.

Refinancing

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included, among other things, the repayment of approximately USD $590 million of the USD Second Lien Term Loan (as defined below). The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan (as defined below), approximately €92 million increase of the existing EUR First Lien Term Loan (as defined below) and approximately USD $195 million in cash. The credit agreement related to the First Lien Term Loans (as defined below) was amended to, among other things, provide for these increased term loan facilities. In connection with the Refinancing, the Corporation also entered into an additional swap agreement (see note 18). The Corporation believes that the Refinancing will reduce certain debt service costs, including interest costs, and will thereby strengthen Amaya’s cash flow generation, liquidity and leverage profile. See also “Liquidity and Capital Resources—Long-Term Debt—First and Second Lien Term Loans” below.

New Jersey

On September 30, 2015, Amaya announced that the New Jersey Division of Gaming Enforcement (the “DGE”) granted certain subsidiaries of the Corporation a transactional waiver authorizing them to conduct internet gaming in New Jersey using the PokerStars and Full Tilt brands. The transactional waiver contains certain conditions, including, without limitation, escheating certain funds to the State of New Jersey, separating certain individuals from employment, prohibiting certain individuals from having any relationship with the Corporation and informing the DGE of various actions of such individuals, providing the DGE with notice of certain corporate actions and copies of records relating to the same, and providing certain inspection rights to the DGE. Amaya has previously entered into an agreement with Resorts Casino Hotel in Atlantic City, New Jersey to conduct internet gaming in the state through the use of both of these brands.

Nasdaq Listing

On June 8, 2015, Amaya’s Common Shares commenced trading on the Nasdaq Global Select Market under the ticker symbol “AYA”. The Common Shares continue to trade under the same ticker symbol on the Toronto Stock Exchange (the “TSX”).

2015 NCIB

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding Common Shares as of January 26, 2015. The Corporation may purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. In accordance with the applicable TSX rules, daily purchases under the 2015 NCIB may not exceed 161,724 Common Shares, representing 25% of the average daily trading volume of the Common Shares for the six-month period ended on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of Common Shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. The 2015 NCIB will terminate upon the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of Common Shares permitted under the 2015 NCIB. Amaya is making the 2015 NCIB because it believes that, from time to time, the prevailing market price of its Common Shares may not reflect the underlying value of the Corporation, and that purchasing Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders. As of November 9, 2015, the Corporation had purchased and cancelled an aggregate of 1,455,300 Common Shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately $45.5 million.

Italian Tax Matter

On March 11, 2015, Amaya commented on a tax dispute between a Rational Group subsidiary and Italian tax authorities related to the subsidiary’s Italian operations, primarily under the PokerStars brand, prior to the Rational Group Acquisition. The Italian tax authorities had provided an initial estimate of back taxes totalling approximately €85 million. Since Amaya last commented, substantial representations have been made to the Italian tax authorities and discussions with the Italian tax authorities are ongoing with the intention of trying to resolve the tax dispute. The merger agreement related to the Rational Group Acquisition provides certain remedies to address tax and other liabilities that may arise post-closing which stem from Rational Group’s operations prior to the date of acquisition, including USD $315 million held in escrow for indemnifiable claims, including tax claims, and an additional USD $100 million that may be used to cover only tax claims. Amaya will seek to be indemnified by the sellers under the merger agreement for any amount payable to the Italian tax authorities as a result of the foregoing.

OUTLOOK

Since the Rational Group Acquisition in August 2014 and as a result thereof, Amaya has become the world’s largest publicly traded real-money online gaming company, with its B2C operations, including the PokerStars and Full Tilt brands, being its primary business and source of revenue. Through what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will continue to help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

Currently, the Corporation estimates that the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands. In addition, Amaya is continuously developing its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across business segments and verticals. Amaya dedicates nearly all of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry-leading practices and systems with respect to various aspects of its technology infrastructure, including payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and VIP rewards and loyalty programs.

Amaya also monitors and assesses its products and services to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. As such, the Corporation has implemented a number of policies and controls, and anticipates implementing additional policies and controls through 2016, to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage over other customers. These controls include, but are not limited to, (i) restricting the use of third party software components, also known as third party tools (such as “heads-up displays” and “seating scripts”), for the purpose of collecting additional gameplay information or selecting specific opponents and (ii) prohibiting data-mining (or the practice of accumulating a large set of information, such as poker hand histories, through the use of software as opposed to actual gameplay) for the purpose of analyzing and exploiting another customer’s activity, playing styles and tendencies. In addition to controls over technological tools and software, the Corporation also assesses its VIP rewards and loyalty programs to ensure that the distribution of such rewards and incentives is aligned with the Corporation’s goal of rewarding customers for loyalty and behavior that is positive to overall customer experience and the particular product’s ecosystem. In the near term, Amaya intends to reduce the rewards and incentives currently provided to its highest volume real-money online poker customers and remove rewards on certain high-stakes real-money online poker games, which collectively comprises a small portion of its overall customer base. The Corporation currently expects to, among other things, reinvest resulting savings into marketing, increased rewards for other customers, bonuses and promotions, new poker products and services, and research and development.

As a regulated entity, the Corporation is required to maintain strong corporate governance standards and is required to, among other things, maintain effective internal controls over its financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping, file periodic reports with gaming authorities and maintain strict compliance with various laws and regulations applicable to us. In addition, there are various other factors associated with gaming operations that could burden the Corporation’s business and operations, including, without limitation, compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added taxes and point of consumption taxes, and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensees operate. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties” below.

Amaya, through certain of its subsidiaries, is licensed, or legally offers its products and services under third party licenses, as applicable, in various jurisdictions throughout the world, including the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Province of Quebec in Canada, and the State of New Jersey in the United States. Amaya intends to seek licensure in more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes. Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies in various jurisdictions. With respect to online gaming, Amaya supports regulation, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets for the benefit of its customers, the citizens of the regulating jurisdiction and the industry as a whole. Amaya strives to be among the first of the licensed operators in newly regulated jurisdictions, in each case to the extent it would be in furtherance of its business goals and strategy and in compliance with its policies and procedures with respect to the same. In addition, Amaya otherwise seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to develop, distribute and offer its solutions, products and services, as applicable, in the jurisdictions in which it carries on business globally and where it is otherwise required to do so. See also, “Regulatory Environment” in the 2014 Annual Information Form.

In addition to potential organic growth in online and mobile poker in existing and new markets, however, Amaya believes that there are potentially significant opportunities for growth in new verticals. Specifically, Amaya believes that these new verticals initially include online and mobile casino, sportsbook and daily fantasy sports, and such potential opportunities include the ability to leverage its brand recognition and capitalize on cross-selling these new verticals to its existing customer base, as well as to new customers. In addition to online and mobile casino, sportsbook and daily fantasy sports, Amaya currently intends to explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering.

Amaya also continues to focus on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that the Corporation expects will deliver sustainable, profitable long-term growth. To do this, Amaya is undertaking a number of ongoing strategic initiatives, including: (i) strengthening and expanding its products and services and developing its intellectual property and technologies; (ii) expanding its geographical reach; and (iii) pursuing strategic acquisitions and divestitures. See also, “Overview—Recent Highlights”. With respect to its B2B business, Amaya initiated a strategic review, divested such business, and used the proceeds therefrom to repay a significant portion of its outstanding indebtedness and repurchase certain of the Corporation’s Common Shares pursuant to the 2015 NCIB.

BASIS OF PRESENTATION

The following information is intended to provide a review and analysis of the Corporation’s operational results and financial position for the three and nine-month periods ended September 30, 2015, as compared to the three and nine-month periods ended September 30, 2014, and with respect to financial condition, as compared to the end of the most recently completed fiscal year. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes for the three and nine-month periods ended September 30, 2015, as applicable. Unless otherwise noted herein, the Corporation’s unaudited interim condensed consolidated financial statements and all financial information presented in this MD&A have been prepared in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting as issued by IASB, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in the Corporation’s unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in the 2014 Annual Financial Statements. During the period, the Corporation has entered into derivative transactions and has applied hedge accounting for certain of these derivative transactions. For a discussion of the accounting policies related to derivative and hedge accounting, refer to “Summary of Significant Accounting Policies—New Significant Accounting Policies” below. These policies have had no impact on the comparative period presented in such unaudited interim condensed consolidated financial statements and no impact on the 2014 Financial Statements.

SELECTED FINANCIAL INFORMATION

For the three-month periods ended			For the nine-month periods ended		For the year ended

$000’s, except per share data	September 30, 2015	September 30, 2014 (Restated – note 20)	September 30, 2015	September 30, 2014 (Restated – note 20)	December 31, 2014

Total Revenue	324,663	209,173	981,534	214,261	553,667

Net Earnings (Loss)	41,894	(48,689)	256,280	(28,516)	(7,529)
Net Earnings (Loss) from Continuing Operations	(52,743)	25,340	(10,155)	60,643	98,178

Basic Net Earnings (Loss) Per Common Share	0.31	(0.41)	1.92	(0.28)	(0.07)

Diluted Net Earnings (Loss) Per Common Share	0.21	(0.41)	1.29	(0.28)	(0.07)

Basic Net Earnings (Loss) from Continuing Operations per Common Share	(0.40)	0.21	(0.08)	0.59	0.89

Diluted Net Earnings (Loss) from Continuing Operations per Common Share	(0.40)	0.15	(0.08)	0.55	0.71

Total Assets (as at)	7,510,252	6,888,486	7,510,252	6,888,486	7,167,028

Total Long-Term Financial Liabilities (as at)	3,832,851	3,828,698	3,832,851	3,828,698	3,962,292

Revenue

The Corporation’s growth in revenues during the three and nine-month periods ended September 30, 2015, as compared to the comparable prior year periods, was a result of the revenues generated from the B2C operations, primarily through the PokerStars brand, which was acquired in August 2014 as a result of the Rational Group Acquisition.

The Corporation evaluates revenue performance primarily by geographic area. The following table sets out the proportion of revenue attributable to each of the main geographic areas in which the Corporation operates for the three and nine-month periods ended September 30, 2015 and 2014.

	For the three-month period ended September 30,		For the nine-month period ended September 30,

$000’s	2015	2014	2015	2014

Americas	43,160	30,667	133,077	35,630

European Union	205,552	127,434	614,104	127,434

Other Europe	54,510	35,503	169,799	35,628

Rest of world	21,441	15,569	64,554	15,569

Total	324,663	209,173	981,534	214,261

The Corporation’s revenue increase in all geographic areas for the three and nine-month periods ended September 30, 2015, as compared to the prior year periods, was primarily attributable to the revenue generated by the B2C business, particularly the products and services offered under the PokerStars brand.

Following the Rational Group Acquisition, the B2C revenues have been generated almost entirely through the provision of real-money online poker offerings, followed by real-money online casino offerings.

Net Earnings

The Corporation’s net earnings during the three-month period ended September 30, 2015 were primarily a result of profits from the Chartwell/Cryptologic Sale, while the Corporation’s net earnings during the nine-month period ended September 30, 2015 were primarily a result of the profits from the divestiture of the B2B businesses, including the Cadillac Jack Sale, Innova Offering and Chartwell/Cryptologic Sale. Diamond Game, Cadillac Jack, Chartwell and Cryptologic were each classified as discontinued operations for the period in connection with the Innova Offering, Cadillac Jack Sale and the Chartwell/Cryptologic Sale, respectively. The Corporation recognized aggregate net gains from the completion of the Cadillac Jack Sale, Innova Offering and Chartwell/Cryptologic Sale of approximately $266.4 million. For a description of the Corporation’s B2B asset divestitures, see “Overview—Recent Highlights—B2B Asset Divestitures”.

Net Loss from Continuing Operations

The Corporation’s net loss from continuing operations during the three and nine-month periods ended September 30, 2015 was primarily the result of (i) losses recognized during the periods on certain investments unrelated to the Corporation’s B2C operations, including, without limitation, its retained ownership of Innova common shares following the Innova Offering and the NYX Sub Preferred Shares following the Chartwell/Cryptologic Sale, in each case as a result of a significant decline in the fair market value of such investments, and (ii) foreign currency exchange losses recognized during the periods as compared to foreign currency exchange gains recognized for the comparative prior year period (see below under “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”).

FINANCIAL CONDITION

The Corporation’s asset base of approximately $7.51 billion and outstanding long-term liabilities of approximately $3.83 billion at September 30, 2015 and asset base of approximately $7.17 billion and outstanding long-term liabilities of approximately $3.96 billion at December 31, 2014 were all primarily attributable to the Rational Group Acquisition. The increase in the Corporation’s asset base from December 31, 2014 was primarily the result of fluctuations in foreign currency exchange rates, while the decrease in outstanding long-term liabilities from December 31, 2014 was primarily the result of the repayment of the Senior Facility and Mezzanine Facility in connection with the Cadillac Jack Sale and the Refinancing, as offset by fluctuations in foreign currency exchange rates. See also “Liquidity and Capital Resources” below.

The Corporation used the net proceeds from the Cadillac Jack Sale and Chartwell/Cryptologic Sale primarily for deleveraging, which included the full repayment of the Senior Facility and Mezzanine Facility and a portion of the Refinancing. The repayment of the Senior Facility and Mezzanine Facility and the Refinancing resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, which the Corporation expects will eliminate approximately $78.11 million (USD $62 million) in related debt service costs, including interest payments, of which approximately $33.01 million (USD $26.2 million) is related to the Refinancing.

The Corporation believes that it improved its financial condition by strengthening its cash flow generation, liquidity and leverage profile since December 31, 2014 as a result of, among other things, the significant improvement in its outstanding long-term debt profile. The Corporation expects to continue improving its financial condition by further reducing its outstanding long-term debt in the future.

For a summary of certain trends and risks that could affect the Corporation’s financial statements or condition in the future, see “Outlook” above and “Liquidity and Capital Resources” and “Risk Factors and Uncertainties” below.

SUMMARY OF QUARTERLY RESULTS

For the three months ended $000’s, except per share data	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015

Revenue	1,369	4,592	495	209,173	339,407	337,225	319,646	324,663
Net Earnings (loss)	(6,824)	38,960	(18,788)	(48,689)	20,988	12,963	201,423	41,894
Net Earnings (loss) from Continuing Operations	(5,725)	45,345	(10,044)	25,340	37,537	28,473	14,115	(52,743)
Basic Net Earnings (loss) per Common Share	(0.08)	0.41	(0.20)	(0.41)	0.16	0.10	1.51	0.31
Diluted Net Earnings (loss) per Common Share	(0.08)	0.40	(0.20)	(0.41)	0.11	0.06	1.01	0.21
Basic Net Earnings (loss) from Continuing Operations per Common Share	(0.07)	0.48	(0.11)	0.21	0.28	0.21	0.11	(0.40)
Diluted Net Earnings (loss) from Continuing Operations per Common Share	(0.07)	0.47	(0.11)	0.15	0.19	0.14	0.07	(0.40)

The foregoing financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to the reflect the impact of discontinued operations, as applicable (see note 11). The presentation currency during each such period was the Canadian dollar.

The increase in revenues during each quarter since the quarter ended September 30, 2014, as compared to the previous three quarters, was primarily attributable to the revenue generated by the B2C operations following the Rational Group Acquisition on August 1, 2014, and to the consolidation of results from the Corporation’s overall business as of each applicable date.

Our results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where we operate and the majority of our customers are located, and the related climate and weather in such geographies, among other things, revenues from our B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we cannot influence or forecast many of these factors. For other factors that may cause our results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Outlook” above, as well as “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below.

DISCUSSION OF OPERATIONS

Comparison of the Three-Month Periods Ended September 30, 2015 and 2014

	For the three months ended

$000’s	September 30, 2015	September 30, 2014	Variance	% Change

Revenue	324,663	209,173	115,490	55%
Selling expense	46,483	28,287	18,196	64%
General and administrative expense	181,629	110,847	70,782	64%
Financial expense	67,289	4,886	62,403	1,277%
Gaming duty expense	39,593	17,142	22,451	131%
Acquisition-related costs	118	12,130	(12,012)	99%
Income (loss) from investments	(36,922)	679	(37,601)	5,538%
Current income taxes	1,269	2,639	(1,370)	52%
Deferred income taxes (recovery)	10,845	(7,738)	18,583	240%

Revenue

The revenue increase for the three-month period ended September 30, 2015 as compared to the prior year period was attributable to consolidating B2C revenue, primarily generated by PokerStars.

Expenses

Selling

The increase in sales and marketing expenses for the three-month period ended September 30, 2015 as compared to the prior year period was primarily the result of marketing expenses and gaming duties incurred by the B2C business in connection with generating B2C revenues during the three-month period ended September 30, 2015.

General and Administrative

The increase in general administrative expenses for the three-month period ended September 30, 2015 as compared to the prior year period was primarily the result of (i) a growing employee base due to the Rational Group Acquisition, (ii) processing costs incurred by the B2C business in connection with generating B2C revenues and (iii) increased amortization of purchase price allocated intangibles.

Financial

The increase in financial expenses for the three-month period ended September 30, 2015 as compared to the prior year period was primarily the result of (i) interest incurred on each of the USD First Lien Term Loan, EUR First Lien Term Loan and USD Second Lien Term Loan during the three-month period ended September 30, 2015, and (ii) significant foreign exchange gains on transactions related to the Rational Group Acquisition that were realized during the three-month period ended September 30, 2014.

Gaming Duty

The increase in gaming duty expenses for the three-month period ended September 30, 2015 as compared to the prior year period was primarily the result of (i) gaming duties imposed on the Corporation’s B2C revenues that were not in effect during the comparative prior year period and (ii) a one-time payment of additional gaming duties owed on revenues generated in Romania.

Acquisition-related

The lower amount of acquisition related expenses incurred during the three-month period ended September 30, 2015 as compared to the prior year period was primarily a result of the payment of remaining post-closing costs related to the Rational Group Acquisition as compared to the underwriter fees and professional fees incurred in connection with the Rational Group Acquisition during the comparable prior year period.

Income (Loss) from Investments

The loss from investments incurred during the three-month period ended September 30, 2015, as compared to the prior year period was the result of losses recognized during the current period on certain investments unrelated to the Corporation’s B2C operations, including, without limitation, its retained ownership of Innova common shares following the Innova Offering and the NYX Sub Preferred Shares following the Chartwell/Cryptologic Sale, in each case as a result of a significant decline in the fair market value of such investments.

Current and Deferred Income Tax

The decrease in current income taxes for the three-month period ended September 30, 2015 as compared to the prior year period was primarily the result of increased deductions to taxable income in certain jurisdictions.

For the three-month period ended September 30, 2015, the Corporation recognized deferred income tax expense resulting primarily from the utilization of tax attributes to minimize taxes payable on the gains recognized from the Chartwell/Cryptologic Sale. However, for the three-month period ended September 30, 2014, the Corporation recognized deferred income tax recovery resulting primarily from differences between accounting and tax treatment of both purchase price allocated intangibles and debt and equity transaction costs.

Results from Discontinued Operations

The B2B businesses, Chartwell and Cryptologic (each now owned by NYX Gaming Group), are classified as discontinued operations for the three-month period ended September 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Chartwell/Cryptologic Sale on July 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s results of operations during such period as compared to the comparable prior-year period:

	For the three-month period ended

$000’s (except per share data)	September 30, 2015	September 30, 2014

Revenues	392	30,986
Expenses	311	(51,472)

Results from operating activities before income taxes	703	(20,486)
Income taxes	(281)	16,304

Results from operating activities, net of income taxes	984	(36,520)
Gain (loss) on sale of discontinued operations	122,658	(37,509)
Minimum revenue guarantee	(27,449)	–
Taxes on gain on sale of discontinued operations	(434)	–
Transaction costs	(1,122)	–

Net gain (loss) from discontinued operations	94,637	(74,029)

Basic earnings (loss) from discontinued operations per Common Share	$ 0.71	$ (0.63)

Diluted earnings (loss) from discontinued operations per Common Share	$ 0.48	$ (0.63)

Comparison of the Nine-Month Periods Ended September 30, 2015 and 2014

	For the nine month period ended

$000’s	September 30, 2015	September 30, 2014	Variance	% Change

Revenue	981,534	214,261	767,273	358%
Selling expense	157,859	29,761	128,098	430%
General and administrative expense	501,676	121,979	379,697	311%
Financial expense	180,669	4,109	176,560	4,297%
Gaming duty expense	100,311	17,142	83,169	485%
Acquisition-related costs	277	20,446	(20,169)	99%
Income (loss) from investments	(33,241)	1,687	(34,928)	2,070%
Current income taxes	5,440	2,639	2,801	106%
Deferred income taxes (recovery)	18,958	(11,437)	30,395	266%

Revenue

The increase in revenue for the nine-month period ended September 30, 2015 as compared to the prior year period was attributable to consolidating B2C revenue, primarily generated by PokerStars.

Expenses

Selling

The increase in sales and marketing expense for the nine-month period ended September 30, 2015 as compared to the prior year period was primarily the result of marketing expenses and gaming duties incurred by the B2C business in connection with generating B2C revenues during the nine-month period ended September 30, 2015.

General and Administrative

The increase in general and administrative expenses for the nine-month period ended September 30, 2015 as compared to the prior year period was primarily the result of (i) a growing employee base due to the Rational Group Acquisition, (ii) processing costs incurred by the B2C business in connection with generating B2C revenues and (iii) increased amortization of purchase price allocated intangibles.

Financial

The increase in financial expenses for the nine-month period ended September 30, 2015 as compared to the prior year period was primarily the result of (i) interest incurred on each of the USD First Lien Term Loan, EUR First Lien Term Loan and USD Second Lien Term Loan during the nine-month period ended September 30, 2015, and (ii) significant foreign exchange gains on transactions related to the Rational Group Acquisition that were realized during the nine-month period ended September 30, 2014.

Gaming Duty

The increase in gaming duty expenses for the nine-month period ended September 30, 2015 as compared to the prior year period was primarily the result of (i) the Corporation owning its B2C business for only two months of the comparative prior year period, (ii) gaming duties imposed on the Corporation’s B2C revenues that were not in effect during the comparative prior year period, and (iii) a one-time payment of additional gaming duties owed on revenues generated in Romania.

Acquisition-related

The decrease in acquisition related expenses for the nine-month period ended September 30, 2015 as compared to the prior year period was primarily the result of remaining post-closing costs incurred during the nine-month period ended September 30, 2015 related to the Rational Group Acquisition as compared to underwriter fees and professional fees incurred in connection with the Rational Group Acquisition during the nine-month period ended September 30, 2014.

Income (Loss) from Investments

The loss from investments incurred during the nine-month period ended September 30, 2015, as compared to the prior year period was the result of losses recognized during the current period on certain investments unrelated to the Corporation’s B2C operations, including, without limitation, its retained ownership of Innova common shares following the Innova Offering and the NYX Sub Preferred Shares following the Chartwell/Cryptologic Sale, in each case as a result of a significant decline in the fair market value of such investments.

Current and Deferred Income Tax

The increase in current income taxes for the nine-month period ended September 30, 2015 as compared to the prior year period was primarily the result of the Rational Group Acquisition and the taxable revenues generated by the Corporation’s B2C operations.

For the nine-month period ended September 30, 2015, the Corporation recognized deferred income tax expense resulting primarily from the utilization of tax attributes to minimize taxes payable on the gains recognized from the Cadillac Jack Sale, Innova Offering and Chartwell/Cryptologic Sale. For the nine-month period ended September 30, 2014, the Corporation recognized deferred income tax recovery resulting primarily from differences between accounting and tax treatment of both purchase price allocated intangibles and debt and equity transaction costs.

Results from Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly-owned subsidiary of Innova, of which the Corporation currently holds approximately 40% of its issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (each now owned by NYX Gaming Group) are classified as discontinued operations for the nine-month period ended September 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Innova Offering on May 5, 2015, the Cadillac Jack Sale on May 29, 2015, and the Chartwell/Cryptologic Sale on July 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s results of operations during such period as compared to the comparable prior-year period:

	For the nine-month period ended

$000’s (except per share data)	September 30, 2015	September 30, 2014

Revenues	55,720	109,553
Expenses	(167,292)	(141,109)

Results from operating activities before income taxes	(111,572)	(31,556)
Income taxes (recovery)	47	20,094

Results from operating activities, net of income taxes	(111,619)	(51,650)
Gain (loss) on sale of discontinued operations, net of income taxes	455,446	(37,509)
Minimum revenue guarantee	(27,449)	–
Taxes on gain on sale of discontinued operations	(43,103)	–
Transaction costs	(6,840)	–

Net gain (loss) from discontinued operations	266,435	(89,159)

Basic earnings (loss) from discontinued operations per Common Share	$ 2.00	$ (0.87)

Diluted earnings (loss) from discontinued operations per Common Share	$ 1.34	$ (0.87)

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash and cash equivalents, available-for-sale investments and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks and available-for-sale investments consist primarily of certain highly liquid, short-term investments, including equities, funds and corporate debt securities. Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal as the B2C business, the Corporation’s primary business, requires customers to deposit funds prior to playing or participating in any of the B2C product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and solutions. Based on the Corporation’s currently available funds, current revenue and continued growth expectations, and the funds available from the Credit Facility (as defined and detailed below), management believes that the Corporation will have the cash resources necessary to satisfy current working capital needs, fund development activities and other capital expenditures for at least the next 12 months. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and cash equivalents, in the short- and long-terms, to maintain the Corporation’s capacity, meet its planned growth or fund development activities, see “Risk Factors and Uncertainties” below.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the Corporation’s unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2015, as well as the 2014 Annual Information Form under the heading “General Development of the Business—Financings and Capital Markets Activities”, and the notes to the 2014 Financial Statements.

The Corporation currently holds available-for-sale investments primarily in certain highly liquid, short-term instruments, including equities, funds and corporate debt securities. However, as a result, the state of capital markets, micro and macro-economic downturns and contractions of our operations may influence the Corporation’s ability to liquidate such investments or otherwise secure the capital resources required to fund future projects, strategic initiatives and support growth.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates, interest rates and inflation.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the USD and Canadian dollar. In general, the Corporation is a net receiver of currencies other than the USD and Canadian dollar, primarily the Euro. Accordingly, changes in exchange rates, and in particular a strengthening of the USD, have reduced the purchasing power of the Corporation’s customers and thereby negatively affected the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net income as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate foreign currency risk. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position. However, it is difficult to predict the effect hedging activities would have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. After accounting for discontinued operations, the Corporation recognized foreign currency losses of $6.14 million and gains $4.21 million in the three and nine-month periods ended September 30, 2015, respectively, and gains of $35.16 million and $38.16 million in the three and nine-month periods ended September 30, 2014, respectively.

In addition to the Swap Agreements and the Net Investment Hedge (each as defined and detailed below), the Corporation holds two outstanding forward foreign exchange contracts (the “Foreign Exchange Contracts”), entered into during the period ended September 30, 2015, that mature in December 2015 and December 2016, respectively, and are intended to mitigate the impact of the fluctuation of the USD to Euro exchange rate as it relates to the Corporation’s net monetary assets denominated in USD. The Corporation believes that the Foreign Exchange Contracts have had no material impact on its unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2015 (see note 18). See also “Summary of Significant Accounting Policies—New Significant Accounting Policies—Derivative Financial Instruments” below. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of our cash and cash equivalents and available-for-sale investments.

The Corporation’s cash and cash equivalents consist primarily of cash on deposit with banks and its available-for-sale investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and corporate debt securities. The Corporation’s investment policy and strategy are focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and cash equivalents and available-for-sale investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would only occur if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as of September 30, 2015:

$000’s	Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	4,502,962	247,704	612,769	682,972	2,959,517
Capital (Finance) Lease Obligations	15	15	-	-	-
Operating Lease Obligations	85,870	13,896	20,876	15,437	35,661
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet[1]	524,444	-	524,444	-	-

Total	5,113,291	261,615	1,158,089	698,409	2,995,178

1 This includes the anticipated contingent consideration (i.e., deferred purchase price) for the Rational Group Acquisition of USD $400 million, which is payable on February 1, 2017. This contingent consideration is subject to adjustment based upon, among other things, the regulatory status of real-money online poker in Russia and the Corporation’s licensure status with respect to the same prior to the contingent consideration payment date. If Russia maintains the current status quo for real-money online poker, the contingent consideration will remain at USD $400 million. However, if Russia introduces a formal regulatory framework authorizing real-money online poker by February 1, 2016 and the Corporation obtains a license under such framework, then depending on the new tax rate and type of tax imposed on Russian-licensed entities, the contingent consideration will increase up to a maximum of USD $550 million. If the Russian Ministry of Justice issues an order resulting in the cessation or prohibition of real money online poker or the Corporation’s ability to offer real-money online poker in Russia, the Corporation is unable to negotiate an alternative resolution to maintain real-money online poker operations in Russia, and such result has been in effect for a period of at least 360 days prior to and including the contingent consideration payment date, the contingent consideration will reduce to USD $100 million.

Credit Facility

The Corporation has an unsecured revolving demand credit facility of USD $100 million, which can be used for general working capital purposes and other corporate purposes. The Corporation obtained this credit facility on August 1, 2014 and it is priced at the greater of LIBOR plus 3.75% or ABR plus 2.75% and matures on August 1, 2019. The applicable commitment fee on this revolving credit facility is based on a leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%. This credit facility contains customary covenants, including, without limitation, maintenance covenants based on certain agreed-upon leverage ratios, each of which the Corporation was in compliance with as of September 30, 2015.

As at each of September 30, 2015 and December 31, 2014, there were no amounts outstanding under the USD $100 million revolving unsecured demand credit facility.

Long-Term Debt

The following is a summary of long-term debt outstanding at September 30, 2015 and December 31, 2014:

	September 30, 2015, Principal outstanding balance in local denominated currency 000’s	September 30, 2015 Carrying amount $000’s	December 31, 2014, Principal outstanding balance in local denominated currency 000’s	December 31, 2014 Carrying amount $000’s

USD First Lien Term Loan	2,046,745	2,653,618	1,745,625	1,956,220

EUR First Lien Term Loan	289,774	424,235	199,500	271,388

USD Second Lien Term Loan	210,000	214,823	800,000	873,519

Senior Facility (USD)	–	–	238,000	273,910

Mezzanine Facility (USD)	–	–	104,537	102,941

2013 Debentures (CAD)	30,000	29,352	30,000	28,020

Total long-term debt		3,322,028		3,505,998

Current portion		44,751		11,451

Non-current portion		3,277,277		3,494,547

2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable Common Share purchase warrants (the warrant indenture was subsequently amended on September 24, 2013 to provide for the warrants to be transferable and traded on the TSX). The 2013 Debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year and commenced on July 31, 2013. The 2013 Debentures mature and are repayable on January 31, 2016. Each warrant entitles the holder thereof to acquire one Common Share at a price per Common Share equal to $6.25 at any time until January 31, 2016. At the time of issuance, the proceeds were allocated between the debt and the equity components using the residual method.

During the three-month period ended September 30, 2015, the Corporation incurred $1.22 million in interest on the 2013 Debentures, of which $465,000 relates to interest accretion, as compared to $652,000 in interest during the three-month period ended September 30, 2014, of which $404,000 related to interest accretion. During the nine-month period ended September 30, 2015, the Corporation incurred $3.21 million in interest, of which $1.33 relates to interest accretion, as compared to $2.84 million in interest during the nine-month period ended September 30, 2014, of which $1.16 million related to interest accretion. There have been no material movements in the debt and equity components of the private placement of units recognized during the nine-month period ended September 30, 2015 as compared to the nine-month period ended September 30, 2014.

As of September 30, 2015, an aggregate of approximately 943,220 Common Shares were issued as a result of the exercise of warrants issued in connection with the 2013 Debentures. The repayment obligation under the debt component of the private placement of units at maturity will be $30 million.

Senior Facility

On May 15, 2014, Cadillac Jack obtained an incremental USD $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility was to mature over a five-year term from the closing date and was secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries. The Senior Facility, which Amaya guaranteed, contained customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of and prior to its repayment in full.

During the three-month period ended September 30, 2015, the Corporation did not incur any interest on the Senior Facility, as compared to $6.49 million in interest during the three-month period ended September 30, 2014, of which $159,000 related to interest accretion. During the nine-month period ended September 30, 2015, the Corporation reclassified the Senior Facility as discontinued operations. During that period, the Corporation incurred interest of $13.88 million, of which $2.34 million relates to interest accretion, and repaid $294 million in principal, as compared to $15.21 million in interest during the nine-month period ended September 30, 2014, of which $424,000 related to interest accretion.

In connection with the Cadillac Jack Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Senior Facility on May 29, 2015.

Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The Mezzanine Facility, which Amaya guaranteed, was to mature over a six-year term from the closing date and was unsecured. The Mezzanine Facility contained customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of and prior to its repayment in full. In connection with the Mezzanine Facility, the Corporation granted the lenders 4,000,000 Common Share purchase warrants, entitling the holders thereof to acquire one Common Share per warrant at a price per Common Share equal to $19.17 at any time up to a period ending 10 years after the closing date of their issuance. As of September 30, 2015, none of such warrants were exercised.

During the three-month period ended September 30, 2015, the Corporation did not incur any interest on the Mezzanine Facility, as compared to $3.93 million in interest during the three-month period ended September 30, 2014, of which $269,000 related to interest accretion and $1.97 million related to paid in kind interest. During the nine-month period ended September 30, 2015, the Corporation reclassified the Mezzanine Facility as discontinued operations. During that period, the Corporation incurred $26.51 million in interest on the Mezzanine Facility, of which $19.52 million relates to interest accretion and $3.77 million relates to paid in kind interest, and repaid $131.37 million in principal, as compared to $5.88 million in interest, of which $390,000 related to interest accretion and $2.95 million related to paid in kind interest, during the nine-month period ended September 30, 2014.

In connection with the Cadillac Jack Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Mezzanine Facility on May 29, 2015.

The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments of approximately $45.1 million (USD $35.8 million).

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long term debt, allocated as set forth below. On August 12, 2015, the Corporation completed the Refinancing, which included, among other things, the repayment of approximately USD $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately USD $195 million in cash. The Corporation expects that the Refinancing will result in a reduction of approximately $33.01 million (USD $26.2 million) related debt service costs, including interest payments.

First Lien Term Loans

Giving effect to the Refinancing, the first lien term loans consist of a USD $2.065 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €292 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor.

The Corporation is required to allocate 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA (as defined in the First Lien Term Loans) of the Rational Group on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA (as defined in the First Lien Term Loans).

The percentage allocated to the principal repayment can fluctuate based on the following:

●

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

●	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

The agreement for the First Lien Term Loans restricts the Corporation from, among other things, incurring additional debt, making certain investments or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

During the nine-month period ended September 30, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the exposure on its debt financing. Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of approximately USD $2.07 billion of its USD denominated floating rate debt into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency. In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the USD to EUR exchange rate, thereby potentially reducing the uncertainty of future cash flows. The Corporation expects this hedging strategy will enable it to decrease the amount of cash required to service debt, including future interest payments. As of September 30, 2015, the fair value of the Swap Agreements represented a liability of $55.78 million (€37.3 million).

During the three-month period ended September 30, 2015, the Corporation incurred $34.1 million in interest on the USD First Lien Term Loan, of which $3.89 million relates to interest accretion and repaid $6.54 million in principal in relation thereto, as compared to $17.4 million in interest, of which $1.4 million related to interest accretion, during the three-month period ended September 30, 2014. During the nine-month period ended September 30, 2015, the Corporation incurred $91.14 million in interest on the USD First Lien Term Loan, of which $10.47 million relates to interest accretion, and repaid $17.46 million in principal in relation thereto, as compared to $17.40 million in interest, of which $1.4 million related to interest accretion, during the nine-month period ended September 30, 2014.

Giving effect to the Refinancing, the Corporation expects that the remaining principal repayments under the USD First Lien Term Loan will amount to the following:

$000’s

2016	27,484
2017	90,917
2018	158,688
2019	169,510
2020+	2,296,059

During the three-month period ended September 30, 2015, the Corporation incurred $4.97 million in interest on the EUR First Lien Term Loan, of which $165,000 relates to interest accretion, and repaid $1.03 million in principal in relation thereto, as compared to $2.73 million in interest, of which $192,000 related to interest accretion, during the three-month period ended September 30, 2014. During the nine-month period ended September 30, 2015, the Corporation incurred $13.03 million in interest on the EUR First Lien Term Loan, of which $924,000 relates to interest accretion, and repaid $2.42 million in principal in relation thereto, as compared to interest of $2.73 million, of which $192,000 related to interest accretion, during the nine-month period ended September 30, 2014.

Giving effect to the Refinancing, the Corporation expects that the remaining principal repayments under the EUR First Lien Term Loan will amount to the following:

$000’s

2016	4,343
2017	4,343
2018	4,343
2019	4,343
2020+	416,025

USD Second Lien Term Loan

Giving effect to the Refinancing, the second lien term loan consists of a USD $210 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor repayable on August 1, 2022 (the “USD Second Lien Term Loan”). During the three-month period ended September 30, 2015, the Corporation incurred $14.70 million in interest on the Second Lien Term Loan of which $1.48 million relates to interest accretion, as compared to $12.45 million in interest, of which $750,000 related to interest accretion, for the three-month period ended September 30, 2014. During the nine-month period ended September 30, 2015, the Corporation incurred $57.5 million in interest on the USD Second Lien Term Loan of which $4.21 million relates to interest accretion, as compared to interest of $12.45 million, of which $750,000 related to interest accretion, for the nine-month period ended September 30, 2014.

Giving effect to the Refinancing, the Corporation expects that the remaining principal repayments under the USD Second Lien Term Loan will amount to the following:

$000’s

2016	–
2017	–
2018	–
2019	–
2020+	281,286

For the nine-month period ended September 30, 2015, the Corporation also designated the entire principal amount of its USD Second Lien Term Loan and a portion of the anticipated USD contingent consideration (i.e., deferred purchase price) for the Rational Group Acquisition as a foreign exchange hedge of its net investment in its foreign operations (the “Net Investment Hedge”). As a result of the Net Investment Hedge, during the three-month period ended September 30, 2015, the Corporation recorded an unrealized exchange gain on translation of $2.17 million (€1.7 million) in the cumulative translation adjustment in reserves related to the translation of the USD Second Lien Term Loan and such anticipated contingent consideration. However, during the nine-month period ended September 30, 2015, the Corporation recorded an unrealized exchange loss on translation of $3.87 million (€2.6 million) in the cumulative translation adjustment in reserves to the translation of the USD Second Lien Term Loan and such anticipated contingent consideration.

CASH FLOWS BY ACTIVITY

Comparison of the Three-Month Periods Ended September 30, 2015 and 2014

The table below outlines a summary of cash inflows (outflows) by activity for the three-month periods ended September 30, 2015 and 2014 with respect to both continuing and discontinued operations.

	For the three-month period ended
$000’s	September 30, 2015	September 30, 2014
Operating activities	91,844	138,076
Financing activities	(309,614)	4,693,329
Investing activities	67,078	(4,694,240)

Cash Provided by Operations

The Corporation generated positive cash flows from operating activities for the three-month periods ended September 30, 2015 and 2014. This was primarily the result of cash flow generated by Rational Group, which was acquired in August 2014.

Cash Provided by (Used In) Financing Activities

During the three-month period ended September 30, 2015, the primary expenditures affecting the cash used in financing activities was the repayment of the Senior Facility and Mezzanine Facility, including the associated prepayment penalty and costs, payment of long-term debt interest and principal payments, the Refinancing, including associated costs, and the Corporation’s share repurchases under the 2015 NCIB. During the three-month period ended September 30, 2014, cash provided by financing activities was primarily derived from the proceeds of the First Lien Term Loans, the USD Second Lien Term Loan and the issuance of Common Shares and the Corporation’s Class A Convertible Preferred Shares (the “Preferred Shares”) in connection with the Rational Group Acquisition.

Cash Provided by (Used In) Investing Activities

During the three-month period ended September 30, 2015, the Corporation generated cash from investing activities primarily through the proceeds from the Chartwell/Cryptologic Sale as offset by cash sweeps for the contingent consideration (i.e., the deferred purchase price) for the Rational Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement related to the Rational Group Acquisition). During the three month period ended September 30, 2014, the Corporation’s use of cash was primarily the result of the payment of the purchase price for the Rational Group Acquisition.

Cash Flows from (Used In) Discontinued Operations

The B2B businesses, Chartwell and Cryptologic (each now owned by NYX Gaming Group) are classified as discontinued operations for the three-month period ended September 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Chartwell/Cryptologic Sale on July 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period as compared to the comparable prior-year period:

	For the three-month period ended
$000’s	September 30, 2015	September 30, 2014
Operating activities	(5,389)	4,446
Financing activities	6,156	(220,175)
Investing activities	2,511	41,846

Comparison of the Nine-Month Periods Ended September 30, 2015 and 2014

The table below outlines a summary of cash inflows (outflows) by activity for the nine-month periods ended September 30, 2015 and 2014 with respect to both continuing and discontinued operations.

	For the nine-month period ended
$000’s	September 30, 2015	September 30, 2014
Operating activities	327,645	139,139
Financing activities	(961,690)	4,875,056
Investing activities	484,679	(4,736,337)

Cash Provided by Operations

The Corporation generated positive cash flows from operating activities for the nine-month periods ended September 30, 2015 and 2014. This was primarily the result of cash flow generated by Rational Group, which was acquired in August 2014.

Cash Provided by (Used In) Financing Activities

During the nine-month period ended September 30, 2015, the primary expenditures affecting the cash used in financing activities was the repayment of the Senior Facility and Mezzanine Facility, including the associated prepayment penalty and costs, payment of long-term debt interest and principal payments, the Refinancing, including associated costs, and the Corporation’s Common Share repurchases under the 2015 NCIB. During the nine-month period ended September 30, 2014, cash provided by financing activities was primarily derived from the proceeds of the Senior Facility, Mezzanine Facility, First Lien Term Loans, USD Second Lien Term Loan and the issuance of Common Shares and Preferred Shares in connection with the Rational Group Acquisition.

Cash Provided by (Used In) Investing Activities

During the nine-month period ended September 30, 2015, cash generated by investing activities primarily resulted from the proceeds of the Cadillac Jack Sale, Innova Offering and Chartwell/Cryptologic Sale, as offset by cash sweeps for the contingent consideration (i.e., the deferred purchase price) for the Rational Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement related to the Rational Group Acquisition). During the nine-month period ended September 30, 2014, the Corporation’s use of cash in investing activities was primarily the result of the Rational Group Acquisition.

Cash Flows from (Used In) Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly-owned subsidiary of Innova, of which the Corporation currently holds approximately 40% of the issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (each now owned by NYX Gaming Group) are classified as discontinued operations for the nine-month period ended September 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Innova Offering on May 5, 2015, the Cadillac Jack Sale on May 29, 2015, and the Chartwell/Cryptologic Sale on July 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period as compared to the comparable prior-year period:

	For the nine-month period ended
$000’s	September 30, 2015	September 30, 2014
Operating activities	1,840	4,064
Financing activities	1,606	(68,967)
Investing activities	(20,250)	899

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Other than as set forth below under “New Significant Accounting Policies”, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments as they relate to its B2C segment from those described under “Summary of Significant Accounting Policies” in the 2014 Annual MD&A.

New Significant Accounting Policies

Derivative Financial Instruments

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of the derivatives each period are recognized in financial expenses on the condensed consolidated statements of earnings.

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income, while the ineffective portion is recognized immediately in net earnings. Gains and losses on cash flow hedges accumulated in other comprehensive income are transferred to net earnings in the same period the hedged item affects net earnings. If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, the hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging item relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net earnings. Gains and losses accumulated in other comprehensive income are included in the condensed consolidated statements of earnings when the foreign operation is partially disposed of or sold.

Derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

There have been no changes to the Corporation’s accounting policies adopted from those described under “Recent Accounting Pronouncements—Changes in Accounting Policies Adopted” in the 2014 Annual MD&A.

New Accounting Pronouncements - Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also adds the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit.

IFRS 9 also includes a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting.

An entity shall apply IFRS 9 retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, in each case, unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

On April 28, 2015, the IASB tentatively decided to postpone the initial January 1, 2017 effective date to January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard, and does not anticipate applying it prior to its effective date.

Amendments to IAS 1, Presentation of Financial Statements

The IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports. These amendments are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. For example, the amendments clarify that materiality applies to the entire financial statements, as opposed to certain limited items contained therein, and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, and does not anticipate applying them prior to their effective date.

Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The IASB issued amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. IAS 16 and IAS 38 both establish that the principle for the basis of depreciation and amortization is the expected pattern of consumption of the future economic benefits of an asset. These amendments clarify that the use of revenue-based methods to calculate the depreciation of an asset is inappropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

These amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, and does not anticipate applying them prior to their effective date.

OFF BALANCE SHEET ARRANGEMENTS

As of September 30, 2015, the Corporation had no off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Corporation.

OUTSTANDING SHARE DATA

As at November 9, 2015, the Corporation had a total of 133,153,141 Common Shares issued and outstanding, 1,139,249 Preferred Shares issued and outstanding and convertible into 50,359,553 Common Shares, 10,576,564 options issued under the Corporation’s share option and equity incentive plans and exercisable for the same number of Common Shares, of which 3,871,534 were exercisable, and 15,280,016 Common Share purchase warrants issued and outstanding and exercisable for the same number of Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 (“NI 52-109”), entitled Certification of Disclosure in Issuers’ Annual and Interim Filings, requires Amaya’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109. In compliance with NI 52-109, the Corporation has filed certificates signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Changes to Internal Control over Financial Reporting

There has been no change in Amaya’s ICFR that occurred during the period beginning on July 1, 2015 and ended on September 30, 2015 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other information contained in this MD&A, the unaudited interim condensed consolidated financial statements for the period ended September 30, 2015 and related notes, the 2014 Annual Information Form, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described below are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of the following risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Corporation’s securities could decline, and you could lose part or all of your investment.

The Corporation’s current principal risks and uncertainties as identified by management are summarized below, each of which could, among other things, have a material adverse effect on the Corporation’s business, liquidity and results of operations:

●

The Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make interest payments, which could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or in the Corporation’s industry and prevent it from making debt service payments. Amaya’s secured credit facilities and provisions governing the Preferred Shares contain restrictions that limit its flexibility in operating its business. Amaya may not be able to generate sufficient cash flows to meet its debt service obligations.

●	Amaya’s outstanding credit facilities subject it to financial covenants which may limit its flexibility. Amaya is also exposed to the risk of increased interest rates.

●

The gaming and interactive entertainment industries are intensely competitive. Amaya faces competition from a growing number of companies and, if Amaya is unable to compete effectively, its business could be negatively impacted.

●	Amaya’s online and mobile offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

●	Amaya’s success in the competitive gaming and interactive entertainment industries depends in large part on its ability to develop and manage frequent introductions of innovative products.

●	Amaya’s dependency on customers’ acceptance of its products, and the Corporation’s inability to meet changing consumer preferences may negatively impact Amaya’s business and results of operations.

●	The Corporation’s products are becoming more sophisticated, resulting in additional expenses and the increased potential for loss in the case of an unsuccessful product.

●	Acquisitions involve risks that could negatively affect the Corporation’s operating results, cash flows and liquidity.

●	The Corporation could face considerable business and financial risks in investigating, completing and implementing acquisitions.

●

Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on Amaya’s business.

●

The Corporation’s insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

●	New products may be subject to complex and dynamic revenue recognition standards, which could materially affect the Corporation’s financial results.

●	The Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

●	Litigation costs and the outcome of litigation could have a material adverse effect on the Corporation’s business.

●

The Corporation relies on its internal marketing and branding function, as well as its relationship with ambassadors, distributors, service providers and channel partners to promote its products and generate revenue, and the failure to maintain and develop these relationships could adversely affect the business and financial condition of the Corporation.

●	The risks related to international operations, in particular in countries outside of the United States and Canada, could negatively affect the Corporation’s results.

●

The Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions or otherwise may be limited.

●

The Corporation is subject to various taxes throughout the world, including value-added and point of consumption taxes, as well as gaming duties, and the failure to mitigate tax risks and adverse tax consequences, particularly as they relate to the imposition of new or additional taxes, could adversely affect its business, financial condition and results of operations.

●

The Corporation is subject to various domestic and international laws and regulations relating to, among other things, trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its business, reputation, prospects, financial condition and results of operations.

●

Privacy concerns could result in regulatory changes and impose additional costs and liabilities on the Corporation, limit its use of information, and adversely affect its business, financial condition and results of operations.

●	The Corporation’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

●	The gaming industry is heavily regulated and failure by the Corporation to comply with applicable requirements could be disruptive to its business and could adversely affect its operations.

●

The Corporation may not be able to capitalize on the expansion of online or other forms of interactive gaming or other trends and changes in the gaming industry, including due to laws and regulations governing these industries.

●

The Corporation’s ability to operate in its existing jurisdictions or expand in new jurisdictions could be adversely affected by new or changing laws or regulations, new interpretations of existing laws or regulations, and difficulties or delays in obtaining or maintaining required licenses or product approvals.

●

Regulations that may be adopted with respect to the Internet and electronic commerce may decrease the growth in the use of the Internet and lead to the decrease in the demand for Amaya’s products and services.

●

Certain of Amaya’s shareholders are subject to extensive governmental regulation and if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own the Corporation’s Common Shares directly or indirectly.

●	Amaya’s intellectual property may be insufficient to properly safeguard its technology and brands.

●	The Corporation may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

●	Compromises of the Corporation’s systems or unauthorized access to confidential information or Amaya’s customers’ personal information could materially harm Amaya’s reputation and business.

●	Service interruptions of Internet service providers could impair the Corporation’s ability to carry on its business.

●	There is a risk that the Corporation’s network systems will be unable to meet the growing demand for its online products.

●	Systems, network or telecommunications failures or cyber-attacks may disrupt the Corporation’s business and have an adverse effect on Amaya’s results of operations.

●	Amaya’s products and operations may experience losses due to technical problems or fraudulent activities.

●	The Corporation’s Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of a liquidation.

●

Certain provisions of the Preferred Shares could delay or prevent an otherwise beneficial takeover attempt of Amaya and, therefore, the ability of holders to exercise their rights associated with a potential fundamental change.

●	The Corporation’s advance notice bylaws may prevent attempts by its shareholders to replace or remove its current management.

●	Future sales or the possibility of future sales of a substantial amount of the Corporation’s Common Shares may depress the price of the Corporation’s Common Shares.

●	The price and trading volume of the Common Shares may fluctuate significantly.

●

The Corporation’s Chairman and Chief Executive Officer, and based on publicly available information as of the date hereof, GSO Capital Partners L.P, BlackRock Financial Management, Inc. and PointState Capital LP, each individually (including through their respective affiliated funds managed or advised by them, as applicable) and collectively, own a significant amount of the Corporation’s shares on a fully diluted basis and may be able to exert influence over matters requiring shareholder approval.

All historical information relating to Rational Group prior to the Rational Group Acquisition presented in, or due to lack of information omitted from, the Corporation’s documents filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Corporation’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014 and the Corporation’s Business Acquisition Report, as amended and restated on July 27, 2015, including all financial information of Rational Group, has been provided in exclusive reliance on the information made available by Rational Group and their respective representatives. Although the Corporation has no reason to doubt the accuracy or completeness of Rational Group’s information provided therein, any inaccuracy or omission in such information could result in unanticipated liabilities or expenses, increase the cost of integrating Amaya and Rational Group or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

A detailed description of the risks and uncertainties affecting Amaya and its business as set forth above, as well as additional risks and uncertainties, can be found in the 2014 Annual Information Form. Shareholders and prospective investors are urged to read and consider such risk factors in connection with those set forth above and contained elsewhere herein and therein.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including, without limitation, the 2014 Annual Information Form, may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular.

Montreal, Québec

November 9, 2015

(Signed) “Daniel Sebag”
Daniel Sebag, CPA, CA
Chief Financial Officer